SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2020

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telecom Argentina S.A.

Item

1.              Press Release dated August 4, 2020 announcing Expiration and Final Results of the Exchange Offer and Consent Solicitation for its 6.500% Notes due 2021 and the issuance of $388,871,000 8.500% Senior Amortizing Notes due 2025.

Telecom Argentina S.A. Announces Expiration and Final Results of the Exchange Offer and Consent Solicitation for its 6.500% Notes due 2021 and the issuance of $388,871,000 8.500% Senior Amortizing Notes due 2025.

August 4, 2020 — Buenos Aires, Argentina

On July 7, 2020, Telecom Argentina S.A. (“Telecom” or the “Company”) announced the commencement of (i) an offer to exchange (the “Exchange Offer”) any and all of the outstanding 6.500% Notes due June 15, 2021 (the “Old Notes”) for newly issued 8.500% Senior Amortizing Notes due 2025 of Telecom (the “New Notes”) and certain cash consideration and (ii) a solicitation of consents (the “Consent Solicitation”, and together with the Exchange Offer the “Exchange Offer and Consent Solicitation”) to vote in favor of certain amendments in respect of the indenture governing the Old Notes and the Old Notes (the “Proposed Amendments”), each upon the terms and subject to the conditions set forth in the offering memorandum (the “Exchange Offer and Consent Solicitation Memorandum”) dated July 7, 2020, the related eligibility letter (the “Eligibility Letter”), the related proxies to vote in favor of the Proposed Amendments (the “Proxies”) and, where applicable, the related letter of transmittal (together the “Exchange Offer and Consent Solicitation Documents”).  The terms and conditions of the Exchange Offer and Consent Solicitation are described in (i) the Exchange Offer and Consent Solicitation Memorandum and (ii) the Press Release dated July 21, 2020, in which Telecom previously announced the aggregate principal amount of Old Notes validly tendered into the Exchange Offer as of July 20, 2020, the satisfaction of the Minimum Issuance Condition (as defined in the Exchange Offer and Consent Solicitation Memorandum) and the extension of the Early Participation Date (as defined in the Exchange Offer and Consent Solicitation Memorandum) to 11:59 p.m. New York City time on August 3, 2020.

Telecom hereby announces that the Exchange Offer and Consent Solicitation expired as of 11:59 p.m., New York City time, on August 3, 2020 (the “Expiration Date”).  According to information provided by the Information and Exchange Agent (as defined below), holders have validly tendered $362,172,000 aggregate principal amount of Old Notes, representing 77.74% of the outstanding aggregate principal of Old Notes, into the Exchange Offer. The Company has also obtained Proxies representing the requisite majority to vote in favor of eliminating or amending certain covenants and events of default and related provisions of the indenture governing the Old Notes and the Old Notes at the noteholders’ meeting scheduled to be held on August 5, 2020.

Subject to the satisfaction or waiver of the conditions set forth in the Exchange Offer and Consent Solicitation Memorandum, Telecom has accepted for exchange all validly tendered Old Notes and intends to pay the Early Participation Consideration (as defined in the Exchange Offer and Consent Solicitation Memorandum) for Old Notes validly tendered on or prior to the Expiration Date, together with accrued and unpaid interest, and additional amounts, if any, to, but not including, the Settlement Date.  On the Settlement Date, Telecom expects to issue $253,446,000 aggregate principal amount of New Notes and to pay $119,219,200 cash consideration as total consideration for the Old Notes validly tendered into the Exchange Offer.

Telecom also announces that it expects to issue on the Settlement Date an additional aggregate principal amount of $135,425,000 8.500% Senior Amortizing Notes due 2025 (the “New Money Notes”).  The New Money Notes were offered in a concurrent offering for cash (the “New Money Offering”), will have identical terms as the New Notes, and will constitute a single series and vote as a single class of debt securities with the New Notes issued in the Exchange Offer as additional New Notes under the indenture governing the New Notes.  Telecom intends to use the net proceeds from the issuance of the New Money Notes to repay principal outstanding and accrued interest under a term loan agreement, dated as of November 8, 2018, among Telecom Argentina S.A., as borrower, Deutsche Bank Trust Company Americas, as administrative agent, Deutsche Bank AG, London Branch and CPPIB Credit Investments, Inc., as lenders, Deutsche Bank AG, London Branch, as sole book-runner and lead arranger, and any other uses permitted by Article 36 of the Argentine Negotiable Obligations Law.

Pursuant to the Exchange Offer and the New Money Offering, the Company expects to issue $388,871,000 aggregate principal amount of 8.500% Senior Amortizing Notes due 2025 on the Settlement Date.

Global Bondholder Services Corporation acted as the Information and Exchange Agent for the Exchange Offer and Consent Solicitation. Questions or requests for assistance related to the Exchange Offer and Consent Solicitation or for additional copies of the Exchange Offer and Consent Solicitation Documents may be directed to Global Bondholder Services Corporation at (866) 470-3800 (toll free) or (212) 430-3774 (collect). You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Exchange Offer and Consent Solicitation.

Citigroup Global Markets Inc., Santander Investment Securities Inc., HSBC Securities (USA) Inc., Itau BBA USA Securities, Inc. and J.P. Morgan Securities LLC acted as dealer managers (the “Dealer Managers”) for the Exchange Offer and Consent Solicitation and as initial purchasers for the concurrent offering of the New Money Notes.

Important Notice

This announcement is not an offer of securities for sale in the United States, and none of the New Notes and the New Money Notes has been or will be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) or any state securities law.  They may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except pursuant to an exemption from, or in a transaction not subject to the registration requirements of the Securities Act.  This press release does not constitute an offer of the New Notes or the New Money Notes for sale, or the solicitation of an offer to buy any securities, in any state or other jurisdiction in which any offer, solicitation or sale would be unlawful.  Any person considering making an investment decision relating to any securities must inform itself independently based solely on an offering memorandum to be provided to eligible investors in the future in connection with any such securities before taking any such investment decision.

This announcement is directed only to holders of Old Notes and persons who are (A) “qualified institutional buyers” as defined in Rule 144A under the Securities Act or (B) (x) non-U.S. persons outside the United States as defined in Regulation S under the Securities Act, (y) if located within a Member State of the European Economic Area (“EEA”) or in the United Kingdom, “qualified investors” as defined in Regulation (EU) 2017/1129 (the “Prospectus Regulation”) and (z) if outside the EEA or the UK, are eligible to receive this offer under the laws of its jurisdiction (each an “Eligible Holder”). No offer of any kind is being made to any beneficial owner of Old Notes that does not meet the above criteria or any other beneficial owner located in a jurisdiction where the Exchange Offer and Consent Solicitation is not permitted by law.

The distribution of materials relating to the Exchange Offer and Consent Solicitation may be restricted by law in certain jurisdictions. The Exchange Offer and Consent Solicitation is not being conducted in any jurisdiction where it is prohibited. If materials relating to the Exchange Offer and Consent Solicitation come into your possession, you are required by the Company to inform yourself of and to observe all of these restrictions. The materials relating to the Exchange Offer and Consent Solicitation, including this communication, do not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the Exchange Offer and Consent Solicitation be made by a licensed broker or dealer and a dealer manager or any affiliate of a dealer manager is a licensed broker or dealer in that jurisdiction, the Exchange Offer and Consent Solicitation shall be deemed to be made by the dealer manager or such affiliate on behalf of the Company in that jurisdiction.

This announcement is hereby incorporated by reference into the Company’s Exchange Offer and Consent Solicitation Memorandum (as amended and supplemented through the date hereof).

Forward-Looking Statements

All statements in this press release, other than statements of historical fact, are forward-looking statements. These statements are based on expectations and assumptions on the date of this press release and are subject to numerous risks and uncertainties which could cause actual results to differ materially from those described in the forward-looking statements. Risks and uncertainties include, but are not limited to, market conditions, and factors over which the Company has no control. The Company assumes no obligation to update these forward-looking statements, and does not intend to do so, unless otherwise required by law.

Notice to Investors in the European Economic Area and the United Kingdom

The New Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA or in the United Kingdom. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129  (the “Prospectus Regulation”). Consequently no key information document required by Regulation (EU) 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the New Notes or otherwise making them available to retail investors in the EEA or in the United Kingdom has been prepared and therefore otherwise offering or selling the New Notes or otherwise making them available to any retail investor in the EEA or in the United Kingdom may be unlawful under the PRIIPs Regulation

United Kingdom

For the purposes of section 21 of the Financial Services and Markets Act 2000, to the extent that this announcement constitutes an invitation or inducement to engage in investment activity, such communication falls within Article 34 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), being a non-real time communication communicated by and relating only to controlled investments issued, or to be issued, by the Company.

Other than with respect to distributions by the Company, this announcement is for distribution only directed at: (i) persons who are outside the United Kingdom; or (ii) persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”); or (iii) persons falling within Articles 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”) of the Financial Promotion Order; or (iv) persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) in connection with the issue or sale of any New Notes may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). (all such persons together being referred to as “relevant persons”). This announcement is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such New Notes will be engaged in only with relevant persons.

The Information and Exchange Agent for the Exchange Offer and Consent Solicitation is:

Global Bondholder Services Corporation

65 Broadway — Suite 404

New York, New York 10006

Attn: Corporate Actions
Email: contact@gbsc-usa.com

Banks and Brokers call: (212) 430-3774
Toll free: (866)-470-3800

By facsimile:

(For Eligible Institutions only):

(212) 430-3775/3779

By Mail: 65 Broadway – Suite 404 New York, NY 10006	By Overnight Courier: 65 Broadway – Suite 404 New York, New York 10006	By Hand: 65 Broadway – Suite 404 New York, NY 10006

Any question regarding the terms of the Exchange Offer and Consent Solicitation should be directed to the Dealer Managers

The Dealer Managers for the Exchange Offer and Consent Solicitation are:

Citigroup Global Markets Inc.	Santander Investment Securities Inc.	HSBC Securities (USA) Inc.	Itau BBA USA Securities, Inc.	J.P. Morgan Securities LLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	August 5, 2020	By:	/s/ Fernando J. Balmaceda
			Name:	Fernando J. Balmaceda
			Title:	Responsible for Market Relations